111 W. Washington Street, Suite 2100

Chicago, Illinois 60202

May 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Stephen Kim,
Accounting Branch Chief

Re:	Comment Letter dated April 21, 2020
Grubhub Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-36389

Ladies and Gentlemen:

Grubhub Inc., a Delaware corporation (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2020, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-36389) (“2019 Form 10-K”).  For reference purposes, the Staff’s comments are reproduced below in bold with the Company’s responses immediately following.

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations, page 27

1.

Comment: We note per the risk factor on page 12 that the status of drivers as independent contractors rather than employees, has been, and will likely continue to be challenged. Please tell us your consideration of discussing the passage of California Assembly Bill 5 on January 1, 2020 as part of the above risk factor, or in MD&A as a known uncertainty.

Response: The Company actively monitors judicial and regulatory developments regarding the classification of independent contractors in all states in which we operate our business. To that end, California Assembly Bill 5 (“AB 5”) joins similar legislation that already has been enacted in other states, and the Company expects additional jurisdictions to propose comparable legislation going forward. As a result, the Company did not think it necessary specifically to reference AB 5. However, in response to the Staff’s comment, the Company undertakes specifically to discuss AB 5 in its future filings, including our Quarterly Report on Form 10-Q for the quarter ending March 31, 2020.

2.

Comment: We note that revenue increased 30% for the year ended December 31, 2019 compared to 2018 due to growth in Active Diners, an increase in average commission rates from partners electing increased prominence on the Platform, the inclusion of results from acquisitions, and higher average order size. Please quantify all material factors contributing to this increase in accordance with Section III.D of SEC Release No. 33-6835 and Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company provides the following additional detail regarding its revenue growth for the year ended December 31, 2019 compared to 2018:

Revenues increased by $304.9 million, or 30%, for the year ended December 31, 2019 compared to 2018. The increase was primarily related to significant growth in Active Diners, which increased from 17.7 million to 22.6 million at the end of each year, driving a 13% increase in Daily Average Grubs to 492,300 during the year ended December 31, 2019 from 435,900 Daily Average Grubs during 2018. The growth in Active Diners and Daily Average Grubs was due primarily to increased product and brand awareness largely as a result of marketing efforts and word-of-mouth referrals, better restaurant choices for diners in our markets, and technology and product improvements to drive more orders. In addition, revenue increased during the year ended December 31, 2019 compared to 2018 due to an 11% increase in our average revenue capture rate of Gross Food Sales (of which 6% is due to an increase in our average commission rate and 5% is due to the inclusion of results from acquisitions) and a 4% higher average order size. The increase in our average commission rate was primarily a result of a higher proportion of restaurants choosing to fulfill orders utilizing our delivery services, and to a smaller extent, restaurant partners electing increased prominence on the Platform.

The Company undertakes in future filings to quantify the significant components contributing to changes in our results of operations as required by Item 303(a)(3) of Regulation S-K.

* * * * *

Please contact Ross M. Leff at Kirkland & Ellis LLP at (212) 446-4947 with any questions or further comments.

Sincerely,
GRUBHUB INC.
/s/ Adam DeWitt
President and Chief Financial Officer

cc: Margo Drucker, Chief Legal Officer and Secretary

    Ross M. Leff, Esq., Kirkland & Ellis LLP

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